13

BEST AVAILABLE COPY

[redacted]

08001074

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resorts World BHD

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

FILE NO. 82- 03229 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/5/08

Exemption No. 82-3229

BURSA MALAYSIA

RECEIVED
2008 MAR -3 P 1:09

Sub mitted
ARS
12-31-07

Financial Results

Initiated by RESORTS WORLD - COMMON2 on 28/02/2008 06:46:02 PM
Ownership transfer to RESORTS WORLD on 28/02/2008 06:46:11 PM,
Submitted by RESORTS WORLD on 28/02/2008 07:08:07 PM
Reference No RW-080228-B2590
Form Version V3.0

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	TAN WOOI MENG
* Designation	GROUP COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	

Part A1 : Quarterly Report	
* Financial Year End	31/12/2007
* Quarter	4 Qtr
* Quarterly report for the financial period ended	31/12/2007
* The figures	have not been audited

Please attach the full Quarterly Report here
RWG-ANN4Q07(FINAL).pdf

Remarks
The figures for the cumulative period have been audited.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/12/2007

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2007	31/12/2006	31/12/2007	31/12/2006
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	1,141,219	1,088,121	4,352,333	3,808,[illegible]03
2. Profit/(loss) before tax	431,764	237,408	1,912,059	1,133,[illegible]77
3. Profit/(loss) for the period	343,994	147,860	1,555,259	945,[illegible]58
4. Profit/(loss) attributable to ordinary equity holders of the parent	344,094	147,957	1,555,654	945,[illegible]50
5. Basic earnings/(loss) per share (sen)	6.30	2.71	27.42	17.31
6. Proposed/Declared dividend per share (sen)	3.60	3.00	6.48	5.10

Exemption No. 82-3229

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	1.4300	1.1400

Remarks :

The figures for the cumulative period have been audited.

The comparative figure for net assets per share attributable to ordinary equity holders of the parent was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 18 April 2007, in accordance with FRS 133: Earning Per Share.
The computation of basic earnings per share is based on the weighted average number of ordinary shares of RM0.10 each in issue during the current quarter and year ended 31 December 2007 excludes the weighted average treasury shares held by the Company.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2007	31/12/2006	31/12/2007	31/12/2006
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	26,659	16,270	85,421	31,261
2. Gross interest expense	0	2,271	28,554	13,042

Remarks :

Gross interest expense for the current year to date includes a finance cost of RM26.5 million arising from the settlement of RM31.1 million normal value of Zero Coupon Convertible Notes in cash.

Note: The above information is for the Exchange internal use only.

Exemption No. 82-3229

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2007. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

	UNAUDITED INDIVIDUAL QUARTER Fourth quarter ended 31 December		CUMULATIVE PERIOD Financial year ended 31 December	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Revenue	1,141,219	1,088,121	4,352,333	3,308,493
Cost of sales	(679,030)	(624,478)	(2,620,590)	(2,302,232)
Gross profit	462,189	463,643	1,731,743	1,306,261
Other income:				
- Gain on disposal of equity investment in associate	-	-	337,061	-
- Others	35,658	25,541	110,235	63,509
Other expenses	(64,083)	(62,213)	(242,951)	(203,226)
Profit from operations	433,764	426,971	1,936,088	1,166,544
Finance cost	(2,000)	(4,289)	(41,940)	(17,060)
Share of results in jointly controlled entity and associate	-	(185,276)	(63,070)	(210,807)
Gain on dilution of equity investment in associate	-	-	80,981	-
Profit before taxation	431,764	237,406	1,912,059	1,138,677

Exemption No 82-3229.

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

	UNAUDITED INDIVIDUAL QUARTER Fourth quarter ended 31 December		CUMULATIVE PERIOD Financial year ended 31 December	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Taxation	(87,770)	(89,546)	(356,800)	(193,219)
Profit for the financial year	343,994	147,860	1,555,259	945,458
Attributable to:				
Equity holders of the Company	344,094	147,957	1,555,654	945,850
Minority interest	(100)	(97)	(395)	(392)
	343,994	147,860	1,555,259	945,458
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)*	6.30	2.71	27.42	17.31
Diluted earnings per share (sen)*	6.19	2.70	26.48	17.27

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133 Earnings Per Share.*

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	As at 31.12.2007 RM'000	Restated As at 31.12.2006 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,663,449	3,519,084
Land held for property development	186,117	186,117
Investment properties	17,910	21,653
Leasehold land use rights #	95,471	96,601
Jointly controlled entity	1,194	1,075
Associate	-	2,070,550
Available-for-sale financial asset	1,505,362	-
Other long term investment	532,332	229,181
Other long term assets	12,411	12,688
	6,014,246	6,136,949
Current assets		
Inventories	59,099	53,273
Trade and other receivables	188,346	186,225
Amount due from other related companies	28,074	13,823
Amount due from an associate	-	1,380
Short term investments	794,880	853,384
Bank balances and deposits	2,256,871	1,127,293
	3,327,270	2,235,378
TOTAL ASSETS	9,341,516	8,372,327
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	583,012	547,294
Reserves	8,083,134	5,702,208
Treasury shares	(477,185)	-
	8,188,961	6,249,502
Minority Interest	7,741	8,136
TOTAL EQUITY	8,196,702	6,257,638
Non-current liabilities		
Other long term liabilities	95,226	91,550
Long term borrowings	-	1,126,883
Deferred taxation	202,984	187,964
	298,210	1,406,397
Current liabilities		
Trade and other payables	492,177	479,145
Amount due to holding company	13,187	12,854
Amount due to other related companies	46,384	45,053
Amount due to jointly controlled entity	176	167
Short term borrowings	175,058	87,813
Taxation	119,622	83,260
	846,604	708,292
TOTAL LIABILITIES	1,144,814	2,114,689
TOTAL EQUITY AND LIABILITIES	9,341,516	8,372,327
NET ASSETS PER SHARE (RM)*	1.43	1.14

 # This is previously termed as "Prepaid Lease".

** The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

	Attributable to equity holders of the Company								
	Share Capital RM'000	Share Premium RM'000	Fair Value Reserve RM'000	Other Reserves RM'000	Treasury Shares RM'000	Retained Earnings RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
At 1 January 2007	547,294	60,086	-	(69,367)	-	5,711,489	6,249,502	8,136	[illegible],25[illegible],638
Foreign exchange differences recognised directly in equity	-	-	-	(129,656)	-	-	(129,656)	-	(129,656)
Foreign exchange reserve realised directly in income statement	-	-	-	(6,659)	-	-	(6,659)	-	(6,659)
Decrease in equity portion of convertible bonds in associate	-	-	-	(10,058)	-	-	(10,058)	-	(10,058)
Realisation of equity portion of convertible bonds in associate	-	-	-	(8,275)	-	8,275	-	-	-
Available-For-Sale Financial Asset									
- Measurement at date of designation	-	-	1,473,961	-	-	-	1,473,961	-	1,473,961
- Fair value movement	-	-	(1,124,457)	-	-	-	(1,124,457)	-	(1,124,457)
Net income and expenses recognised directly in equity	-	-	349,504	(154,648)	-	8,275	203,131	-	[illegible]03,131
Profit for the financial year	-	-	-	-	-	1,555,654	1,555,654	(395)	1,[illegible]55,259
Total recognised income and expenses for the financial year	-	-	349,504	(154,648)	-	1,563,929	1,758,785	(395)	1,[illegible]58,390
Share based payments under ESOS	-	-	-	(13)	-	-	(13)	-	(13)
Issue of shares	35,718	867,588	-	-	-	-	903,306	-	[illegible]03,306
Buy-back of shares	-	-	-	-	(477,185)	-	(477,185)	-	([illegible]77,185)
Appropriation:									
Final dividend paid for the year ended 31 December 2006	-	-	-	-	-	(125,067)	(125,067)	-	([illegible]25,067)
Interim dividend paid for the year ended 31 December 2007	-	-	-	-	-	(120,367)	(120,367)	-	(1[illegible]0,367)
At 31 December 2007	583,012	927,674	349,504	(224,028)	(477,185)	7,029,984	8,188,961	7,741	8,1[illegible]6,702
At 1 January 2006	545,940	33,668	-	86,547	-	4,970,326	5,636,481	8,521	5,6[illegible]5,00[illegible]
Foreign exchange differences recognised directly in equity	-	-	-	(156,064)	-	-	(156,064)	-	(1[illegible]6,064)
Net income and expenses recognised directly in equity	-	-	-	(156,064)	-	-	(156,064)	-	(1[illegible]5,064)
Profit for the financial year	-	-	-	-	-	945,850	945,850	(392)	94[illegible],458
Total recognised income and expenses for the financial year	-	-	-	(156,064)	-	945,850	789,786	(392)	78[illegible],394
Share based payments under ESOS	-	-	-	150	-	-	150	-	150
Issue of shares	1,354	26,418	-	-	-	-	27,772	-	2[illegible],772
Appropriation:									
Final dividend paid for the year ended 31 December 2005	-	-	-	-	-	(110,213)	(110,213)	-	(11[illegible],213)
Interim dividend paid for the year ended 31 December 2006	-	-	-	-	-	(94,474)	(94,474)	-	(9[illegible],474)
At 31 December 2006	547,294	60,086	-	(69,367)	-	5,711,489	6,249,502	8,136	6,25[illegible],538

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

	Current Financial Year Ended 31.12.2007 RM'000	Restated Financial Year Ended 31.12.2006 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	1,912,059	1,138,[illegible]77
Adjustments for:		
Depreciation of property, plant and equipment	244,119	232,[illegible]20
Finance costs	41,940	15,[illegible]42
Interest income	(85,421)	(31,[illegible]81)
Share of results in jointly controlled entity and associate	63,070	210,[illegible]97
Unrealised exchange gain	(1,197)	(7,[illegible]97)
Gain on disposal of short term investment	-	[illegible]50)
Gain on dilution of equity investment in associate	(80,981)	-
Gain on disposal of equity investment in associate	(337,061)	-
Other non-cash items and adjustments	11,251	28,8[illegible]3
	(144,280)	448,6[illegible]
Operating profit before working capital changes	1,767,779	1,587,3[illegible]
Net change in current assets	(19,573)	(9,5[illegible])
Net change in current liabilities	9,718	(2,0[illegible])
	(9,855)	(11,5[illegible])
Cash generated from operations	1,757,924	1,575,7[illegible]3
Net tax paid	(304,959)	(248,0[illegible])
Retirement gratuities paid	(1,397)	(1,8[illegible])
Other net operating payments	(613)	(84[illegible])
	(306,969)	(250,7[illegible])
Net Cash Generated From Operating Activities	1,450,955	1,324,94[illegible]
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(411,575)	(319,26[illegible])
Sale / (Purchase) of equity investment in associate	1,172,655	(263,77[illegible])
Other investments	(241,412)	32,27[illegible]
Net Cash Generated From / (Used In) Investing Activities	519,668	(550,76[illegible])
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	31,090	27,77[illegible]
Buy-back of shares	(477,185)	
Dividend paid	(245,434)	(204,6[illegible])
Interest paid	(2,589)	(18,2[illegible])
Repayment of borrowings	(125,856)	(396,12[illegible]
Net proceed from the issuance of Zero Coupon Convertible Notes	-	1,083,91[illegible]
Settlement of Zero Coupon Convertible Notes	(77,645)	-
Other financing expenses	(943)	-
Net Cash (Used In) / Generated From Financing Activities	(898,562)	492,582
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,072,061	1,266,764
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	1,980,677	714,808
EFFECT OF CURRENCY TRANSLATION	(987)	(895[illegible]
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	3,051,751	1,980,677
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	2,256,871	1,127,293
Money market instruments (included in short term investments)	794,880	853,384
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	3,051,751	1,980,677

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - FOURTH QUARTER ENDED 31 DECEMBER 2007

Part I: Compliance with Financial Reporting Standard ("FRS") 134

a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The figures for the cumulative period have been audited.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2006. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2006 except for the following:

1) In the current financial year ended 31 December 2007, the Group adopted the following revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006 and are relevant to its operations:-

FRS 117 Leases
FRS 124 Related Party Disclosures (The disclosure requirements under FRS 124 will be presented in the annual financial statements for the financial year ended 31 December 2007)

The principal effects of the changes in accounting policies resulting from the adoption of the revised FRS 117 is set out below:-

i) Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses. Under the revised FRS 117, leasehold land is an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as leasehold land use rights (referred to as prepaid lease payment in FRS 117) and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as leasehold land use rights has been accounted for retrospectively and the comparatives in the balance sheet have been restated.

ii) The effects on the comparatives to the Group on adoption of FRS 117 are as follows:

RM'000	As previously reported	Effect of adoption of FRS 117	As restated
As at 1 January 2007			
Group			
Property, plant and equipment	3,615,685	(96,601)	3,519,084
Leasehold land use rights	-	96,601	96,601

d) Material Changes in Estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial year ended 31 December 2007 or that of prior financial years.

e) Changes in Debt and Equity Securities

i) The Company issued 15,138,000 new ordinary shares of 10 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the current financial year ended 31 December 2007 at the following exercise price:

Exercise price (RM)	No. of options exercised during the year ended 31 December 2007
1.700	80,000
1.898	738,000
1.984	35,000
2.064	14,285,000
	15,138,000

ii) The Company had in September 2006 issued RM1.1 billion nominal value zero coupon convertible notes due in 2008 ("Notes") which are convertible at the option of the holders of the Notes into new ordinary shares of the Company at any time during the period beginning on and including 20 October 2006 and ending on 11 September 2008.

During the current financial year ended 31 December 2007, RM872.2 million of Notes were converted into 342.0 million new ordinary shares of 10 sen each of the Company whilst RM51.1 million of Notes was paid in cash. The balance of the Notes that remains outstanding as at 31 December 2007 is RM176.7 million.

iii) At the Annual General Meeting of the Company held on 21 June 2007, the shareholders of the Company approved the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company.

During the current financial year ended 31 December 2007, the Company had repurchased a total of 121,124,200 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM477.2 million. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

f) Dividends Paid

Dividends paid during the current financial year ended 31 December 2007 are as follows:

	RM'000
Final dividend paid on 19 July 2007 for the financial year ended 31 December 2006 3.0 sen less 27% tax per ordinary share of RM0.10 each	125,067
Interim dividend paid on 22 October 2007 for the financial year ended 31 December 2007 2.88 sen less 27% tax per ordinary share of RM0.10 each	120,367
	245,434

a) Accounting Policies and Methods of Computation (Continued)

i) In the current financial year ended 31 December 2007, the Group ceased to have significant influence over an associate, details of which is disclosed in Part I Note (j). Pursuant to paragraphs 18 and 19 of FRS 128, *Investments in Associates*, the Group shall discontinue the use of equity method from the date that it ceases to have significant influence over an associate and shall account for the investment in accordance with FRS 139, *Financial Instruments: Recognition and Measurement*, from that date.

The carrying amount of the investment at the date it ceases to be an associate is regarded as its cost on initial measurement as an available-for-sale financial asset ("AFS"). After the initial measurement, the Group measures AFS at its fair values based on quoted prices in an active market.

Any gain or loss arising from a change in the fair value of AFS is recognised directly in equity, through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until AFS is derecognised, at which time the cumulative gain or loss previously recognised in equity is recognised in Income Statement.

When a decline in the fair value of AFS has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in Income Statement. The amount of cumulative loss is measured as the difference between the carrying amount and current fair value, less any impairment loss on that AFS previously recognised in Income Statement.

The financial effect to the Group arising from the adoption of this accounting policy at the date of completion of the disposal of equity investment in Star Cruises Limited as disclosed in Part I Note (j) is as follows:

	Financial Effect Increase/(Decrease) RM'000
Available-For-Sale Financial Asset - at date of recognition	2,669,037
Fair Value Reserve - measurement at date of designation	1,473,961
Associate - at date of derecognition	(1,195,076)

b) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

c) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

The unusual items included in the financial statements for the current financial year ended 31 December 2007 relate to:

i) the disposal of 1.01 billion ordinary shares of USD0.10 each in Star Cruises Limited for a total cash consideration of HKD2.6462 billion (approximately RM1.172 billion) on 30 July 2007 resulting in a gain on disposal of RM337.1 million, as disclosed in Part I Note (j);

ii) a gain on dilution of equity investment in SCL of RM80.98 million arising from the issuance of new ordinary shares in SCL as disclosed in Part I Note (j); and

iii) finance cost of RM26.5 million arising from the settlement of RM51.1 million nominal value of the zero coupon convertible notes due in 2008 paid in cash for an amount of RM77.6 million.

Other than the above, there were no other unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group for current financial year ended 31 December 2007.

Exemption No. 8 ‑3229

g) Segment Information

Segment analysis for the current financial year ended 31 December 2007 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue					
External	4,322,941	8,868	20,524	-	4,35[illegible],333
Inter segment	1,531	5,315	60,033	(66,879)	-
	4,324,472	14,183	80,557	(66,879)	4,35[illegible],333
Results					
Segment profit	1,494,530	4,023	15,053	-	1,51[illegible],606
Interest income					8[illegible],421
Finance cost					(4[illegible],940)
Gain on disposal of equity investment in associate					33[illegible],061
Share of results in jointly controlled entity and associate					(6[illegible],070)
Gain on dilution of equity investment in associate					8[illegible],981
Profit before taxation					1,91[illegible],059
Taxation					(35[illegible],300)
Profit for the year					1,55[illegible],259

h) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2006.

i) Material Events Subsequent to the end of Financial Year

Subsequent to the end of current financial year ended 31 December 2007, the Company had repurchased a total of 230,000 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM0.92 million up to 21 February 2008. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

Other than the above, there were no material events subsequent to the end of current financial year ended 31 December 2007 that have not been reflected in this interim financial report.

j) Changes in the Composition of the Group

The Group's equity shareholding in Star Cruises Limited ("SCL") has been reduced from 36.01% as at 31 December 2006 to 19.58% as at 30 July 2007, due to:

- SCL issued 255.0 million new ordinary shares of USD0.10 each to independent third parties pursuant to the share subscription agreements dated 17 January 2007;
- The Group disposed 1.01 billion ordinary shares of USD0.10 each in SCL for a total cash consideration of HKD2.6462 billion (approximately RM1.172 billion) on 30 July 2007 and generated a net gain of RM337.1 million for the Group; and
- SCL issued new ordinary shares of USD0.10 each upon conversion of part of its 2% Convertible Bonds due in 2008 during the current period up to 30 July 2007.

j) Changes in the Composition of the Group (Cont'd)

As a result of the above issuances of new ordinary shares by SCL, a gain on dilution of RM80.98 million has arisen.

With effect from 31 July 2007, SCL is no longer regarded as an associated company of the Group and hence the Group will not equity account for SCL's financial results.

Other than above, there have been no material changes in the composition of the Group for the current financial year ended 31 December 2007.

k) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2006.

l) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 December 2007 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements:	
- Contracted	140,479
- Not contracted	554,667
	695,146

RESORTS WORLD BHD
ADDITIONAL INFORMATION REQUIRED BY BURSA SECURITIES – FOURTH QUARTER ENDED 31 DECEMBER 2007

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR ENDED 31 DECEMBER		
	4Q2007 RM'Mil	4Q2006 RM'Mil	Var %	3Q2007 RM'Mil	Var %	2007 RM'Mil	200[illegible] RM'[illegible]	Var %
Revenue								
Leisure & Hospitality	1,132.2	1,083.5	4%	1,111.2	2%	4,322.9	3,78[illegible].1	14%
Property	5.9	1.4	+>100%	0.7	+>100%	8.9	[illegible].7	89%
Others	3.1	3.2	-3%	3.5	-11%	20.5	1[illegible].7	16%
	1,141.2	1,088.1	5%	1,115.4	2%	4,352.3	3,80[illegible].5	14%
Profit before tax								
Leisure & Hospitality	403.8	401.9	0%	403.3	0%	1,494.5	1,306.[illegible]	14%
Property	2.1	(0.1)	+>100%	1.1	91%	4.0	1.2	+>100%
Others	1.2	8.9	-87%	5.2	-77%	15.1	27.3	-45%
	407.1	410.7	-1%	409.6	-1%	1,513.6	1,335.[illegible]	13%
Interest income	26.7	16.3	64%	24.9	7%	85.4	31.[illegible]	+>100%
Finance cost	(2.0)	(4.3)	53%	(33.3)	94%	(41.9)	(17.[illegible])	->100%
Gain on disposal of investment in associate	-	-	0%	337.1	->100%	337.1	-	+>100%
Share of results in jointly controlled entity and associate	-	(185.3)	+>100%	(0.2)	+>100%	(63.1)	(210.[illegible])	70%
Gain on dilution of investment in associate	-	-	0%	17.8	->100%	81.0	-	+>100%
	431.8	237.4	82%	755.9	-43%	1,912.1	1,138.[illegible]	68%

The Group registered revenue of RM1,141.2 million and profit before tax of RM431.8 million in the current financial quarter. This is an increase of 5% and 82% respectively compared with the previous year's corresponding quarter.

The increase in the current quarter revenue is mainly attributable to better underlying performance in the leisure and hospitality segment due to higher volume of business as a result of higher visitors arrival.

The increase in the current quarter's profit before tax is mainly because the Group no longer equity account for the results of Star Cruises Limited ('SCL') since 31 July 2007 as disclosed in Part I Note (j) above. The Group's share of losses in SCL in the previous year's corresponding quarter amounted to RM185.3 million.

The Group registered revenue of RM4,352.3 million and profit before tax of RM1,912.1 million for the financial year ended 31 December 2007. The increase in revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment due to higher volume of business as a result of higher visitors arrival.

1) *Review of Performance(Cont'd)*

The increase in profit before tax for the financial year ended 31 December 2007 is mainly attributable to the following:

- increase in revenue of the leisure and hospitality business as mentioned above;
- gain on disposal of equity investment in SCL of RM337.1 million as disclosed in Part I Note (j) above;
- gain on dilution of equity investment in SCL of RM80.98 million as disclosed in Part I Note (j) above;
- higher interest income of RM85.4 million, which increased by RM54.1 million; and
- share of losses in SCL of RM63.1 million compared with RM210.8 million in the previous financial year because the Group no longer equity account the results in SCL with effect from 31 July 2007, as disclosed in Part I Note (j) above.

2) *Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter*

The Group registered a profit before tax of RM431.8 million in the current financial quarter compared to RM755.9 million in the preceding quarter.

The lower profit before tax is mainly due to:

- gain on disposal of equity investment in SCL of RM337.1 million as disclosed in Part I Note (j) above was incurred in the preceding quarter; and
- gain on dilution of equity investment in SCL of RM17.8 million as disclosed in Part I Note (j) above was incurred in the preceding quarter.

3) *Prospects*

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the coming financial year.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter and financial year ended 31 December 2007 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2007 RM'000
Current taxation charge:		
Malaysian income tax charge	75,651	340,805
Deferred tax charge	13,053	17,305
	88,704	358,110
Prior years' taxation:		
Income tax (over)/under provided	(30)	975
Deferred tax over provided	(904)	(3,285)
	87,770	355,800

5) Taxation (Continued)

The effective tax rate of the Group for the current quarter before the adjustment of taxation in respe :t of prior years, is lower than statutory income tax rate mainly due to tax incentives claimed for the qua ter.

The effective tax rate of the Group for the current financial year ended 31 December 2007 before a ljustment of taxation in respect of prior years, is lower than the statutory income tax rate mainly due to:

i) tax incentives claimed for the year;
ii) non-taxable income arising from gain on disposal of shares and gain on dilution of equity ir /estment in an associate, which is offset by share of losses in an associate;
iii) lower deferred tax charge due to the reduction in the income tax rate.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the current financial year ended 31 December 2007 do not include any profit or los: on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiaries and Associates

(a) The dealings of quoted securities for the current quarter and financial year ended 31 Decemb :r 2007 were as follows:

	Current quarter	Current fina icial year e ided 31 December : 007
	RM'000	RM 000
Total purchases at cost	-	330 630

(b) The details of the investments in quoted shares excluding subsidiaries as at 31 December 2007 are set out below:

	Long Term Investment	Available-For-! ale Financial A set
	RM'000	RM' 00
Total investments at cost	532,332	1,195, 76
Total investments at book value	532,332	1,505,: 62
Total investments at market value	933,140	1,505,: 62

8) Status of Corporate Proposals Announced

On 28 December 2007, the Company through CIMB Investment Bank Berhad ("CIMB") announced a proposal by Resorts World Limited ("RWL") (an indirect wholly-owned subsidiary of the Company) to undertake a non-renounceable offer for sale ("OFS") of its entire equity interest of 593,719,71 ordinary shares of USD0.10 each in Genting International Public Limited Company ("GIPLC") ("Offer Shares") to the shareholders of the Company ("Proposed OFS") on a pro-rata basis of 1 Offer Share for every 10 existing ordinary shares of RM0.10 each in the Company held by the shareholders of the Company

The Proposed OFS is conditional upon the following approvals being obtained:

(i) the Securities Commission ("SC"); and

(ii) Bank Negara Malaysia ("BNM"), on behalf of the shareholders of the Company.

All of the above were subsequently obtained. The Company through CIMB announced that both the SC and BNM have approved the Proposed OFS subject to the following SC's conditions:

i) CIMB to fully disclose in the prospectus to the Company's shareholders on the impairment loss of SGD454.6 million suffered by the GIPLC group in 2007 and its effect on the financial performance of the GIPLC group;

ii) CIMB/RWL to inform the SC upon completion of the Proposed OFS; and

iii) CIMB/RWL to fully comply with all the relevant requirements pertaining to the implementation of the Proposed OFS as specified in the SC's Policies and Guidelines on Issue/Offer of Securities.

On 28 February 2008, the Company together with RWL have fixed the offer price of the Offer Share at RM0.88 per Offer Share.

Barring any unforeseen circumstances, RWL expects to complete the Proposed OFS by end of May 2008.

Other than the above, there were no other corporate proposals announced but not completed as at 28 February 2008.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

		As at 31 December 2007
		RM'000
Short term borrowings	Unsecured	175,058

As at 21 February 2008, RM897.2 million of the short term borrowings comprising the zero coupon convertible notes has been converted into new ordinary shares of the Company, whilst RM51.1 million of the zero coupon convertible notes was settled in cash.

10) ***Off Balance Sheet Financial Instruments***

There are no off balance sheet financial instruments as at 21 February 2008.

11) ***Changes in Material Litigation***

There are no pending material litigations as at 21 February 2008.

12) ***Dividend Proposed or Declared***

(a) (i) A final dividend for the current financial year ended 31 December 2007 has been recommended by the Directors for approval by shareholders.

(ii) The recommended final dividend, if approved, shall amount to 3.60 sen per ordinary share of 10 sen each, less 26% tax.

(iii) The final dividend paid in respect of the previous financial year ended 31 December 2006 amounted to 15.0 sen per ordinary share of 50 sen each, less 27% tax (equivalent to 3.0 sen per ordinary share of 10 sen each, less 27% tax).

(iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2007, including the above recommended final dividend, if approved, would amount to 6.48 sen per ordinary share of 10 sen each, comprising an interim dividend of 2.88 sen per ordinary share of 10 sen each, less 27% tax; and a proposed final dividend of 3.60 sen per ordinary share of 10 sen each, less 26% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2007 are as follows:

	Current quarter	Current financial year ended 31 December 2007
	RM'000	RM'000
Profit for the financial year attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	344,094	1,555,654

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2007 are as follow:

	Current quarter	Current financial year ended 31 December 2007
	Number of shares	Number of shares
Weighted average number of ordinary shares in issue (*) (used as denominator for the computation of Basic EPS)	5,463,545,727	5,673,272,647
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	20,681,760	21,632,682
Adjustment for shares issuable arising from the conversion of Convertible Notes	72,329,074	179,157,378
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	5,556,556,561	5,874,062,707

(*) The weighted average number of ordinary shares of RM0.10 each in issue during the current quarter and current financial year ended 31 December 2007 excludes the weighted average treasury shares held by the Company.

14) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2006 was not qualified.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD
28 February 2008

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON on 28/02/2008 10:56:00 AM
Submitted by RESORTS WORLD on 28/02/2008 07:08:07 PM
Reference No RW-080228-01D17
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MR TAN WOOI MENG
* Designation	GROUP COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	

Type *	Announcement
Subject *:	RESORTS WORLD BHD ("RWB" OR THE "COMPANY") RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
1. INTRODUCTION

The Board of Directors of RWB wishes to announce that RWB and/or its subsidiaries ("RWB Group" or the "Group") had entered or will enter into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of RWB ("Recurrent Transactions").

2. DETAILS OF THE RECURRENT TRANSACTIONS

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

RWB Group in the ordinary course of business enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of RWB. Such Recurrent Transactions have been carried out or will be carried out on arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net assets per share and earnings per share of the RWB Group.

4. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The interests of the Directors of RWB and its subsidiaries in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and so far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. DIRECTORS' RECOMMENDATION

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

Yours sincerely
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Exemption No 83-3229

Attachment(s):- (please attach the attachments here)
2008 Bursav3.doc

Tables Section : This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229

Form Version 2.0

General Announcement

Submitted by MB_CIMB3 on 28/02/2008 06:54:23 PM
Reference No MM-080228-66881

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715

* Type : ● Announcement ○ Reply to query
* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

* Contents :-

We refer to the announcements dated 28 December 2007, 17 January 2008 and 24 January 2008 in relation to the OFS.

On behalf of the Board of Directors ("Board") of Resorts World, we wish to announce the following:

(i) the Boards of Resorts World and RWL have fixed the offer price for the ordinary shares of USD0.10 each in GIPLC ("GIPLC Shares") to be offered under the OFS ("Offer Shares") at RM0.88 per Offer Share ("Offer Price").

The Offer Price was arrived at after taking into consideration the following:

(a) the average cost of investment of RWL's existing equity interest in GIPLC as at 31 December 2007 of approximately USD158.8 million;

(b) the estimated expenses relating to the OFS of RM1.8 million and fees for the transfer of shares chargeable by The Central Depository (Pte) Limited; and

(c) the average USD:RM exchange rate from 28 December 2007 up to (and including) 27 February 2008, based on middle rates as at 5.00 p.m. as published by Bank Negara Malaysia ("BNM").

The Offer Price, which is equivalent to approximately SGD0.384 per Offer Share, represents a discount of approximately 38% to the 5-day volume-weighted average market price of GIPLC Shares up to (and including) 27 February 2008 of SGD0.619 per share; and

(ii) the Boards have fixed 17 March 2008 as the entitlement date to determine the shareholders of Resorts World who are entitled to participate in the OFS. Please refer to a separate announcement on the entitlement date and other important relevant dates for the OFS made on 28 February 2008 for details.

The exchange rate of SGD1.00:RM2.2930, being the middle rate as at 5.00 p.m. on 27 February 2008 as published by BNM, has been applied in this announcement.

This announcement is dated 28 February 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MB_CIMB3 on 28/02/2008 06:54:24 PM
Reference No MM-080228-66749

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715

---

* Entitlement date :17/03/2008
* Entitlement time :05:00:00 PM
* Entitlement subject :Offer for Sale
* Entitlement description

Non-renounceable offer for sale by Resorts World Limited ("RWL") (an indirect wholly-owned subsidiary of Resorts World Bhd ("Resorts World")), of its entire equity interest in Genting International Public Limited Company ("GIPLC") to the shareholders of Resorts World ("OFS")

Period of interest payment : to

Financial Year End :

Share transfer book & register of members will be closed from :17/03/2008 to 17/03/2008

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share registrar for the OFS
Tenaga Koperat Sdn Bhd
G-01, Ground Floor Plaza Permata
Jalan Kampar Off Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Tel no.: +6 03 4047 3883
Fax no.: +6 03 4042 6352

Payment date :

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :17/03/2008

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :● Ratio ○ RM ○ Percentage
* Ratio :1 : 10

Rights Issues/Offer Price :0.88

Remarks

Exemption No. 82-3229

Under the OFS, shareholders whose names appear in Resorts World's Record of Depositors ("ROD") maintained with Bursa Malaysia Depository Sdn Bhd ("Bursa Depository") or Register of Members ("ROM") maintained with Resorts World's Registrar, Genting Management and Consultancy Services Sdn Bhd as at 5.00 p.m. on 17 March 2008 ("Entitlement Date") ("Entitled Shareholders") will be provisionally offered ordinary shares of USD0.10 each in GIPLC ("Offer Shares") at an offer price of RM0.88 per Offer Share (payable in full upon acceptance) on a pro-rata basis of 1 Offer Share for every 10 existing ordinary shares of RM0.10 each in Resorts World held as at the Entitlement Date.

The actual number of Offer Shares to be provisionally offered to the Entitled Shareholders under the OFS will be determined based on Resorts World's issued and paid-up share capital (net of treasury shares) on the Entitlement Date.

A Prospectus and accompanying relevant forms (collectively, the "Documents") setting out the full details of the OFS, including procedures for acceptance, excess application and payment, will be sent to the Entitled Shareholders at their addresses in Malaysia as stated in Resorts World's ROD or ROM as at the Entitlement Date.

The Documents are not intended to comply with the laws of any jurisdiction other than Malaysia and will not be issued, circulated or distributed in countries or jurisdictions other than Malaysia and will not be lodged, registered or approved under any applicable securities or equivalent legislation (or with or by any regulatory authority or other relevant body) of any jurisdiction other than Malaysia.

As a result, the Documents will not be sent to the Entitled Shareholders who do not have a Malaysian address (in the records of Resorts World's ROD or ROM) or who have not provided Bursa Depository or Resorts World's Registrar, Genting Management and Consultancy Services Sdn Bhd with addresses in Malaysia for the service of notices or documents by the Entitlement Date ("Foreign Holders").

However, Foreign Holders may collect the Documents from the office of the Share Registrar for the OFS at Tenaga Koperat Sdn Bhd, G-01, Ground Floor Plaza Permata, Jalan Kampar Off Jalan Tun Razak, 50400 Kuala Lumpur, who will be entitled to request for evidence as it deems necessary to satisfy itself as to the identity and authority of the person collecting the Documents.

The Documents will be available for download from Bursa Malaysia Berhad's website at www.bursamalaysia.com.

Alternatively, Foreign Holders who wish to change their address to a Malaysian address should inform their respective stockbrokers or Resorts World's Registrar, Genting Management and Consultancy Services Sdn Bhd, as applicable. Any such change must be completed, and notification must be made by the Entitlement Date. Any receipt of notification from Foreign Holders of any change of address to a Malaysian address after the Entitlement Date will be disregarded for the purpose of the OFS.

Other important relevant dates for the OFS are as follows:

Despatch of the Documents	:	Friday, 21 March 2008
Last date and time for:		
- acceptance and payment	:	Friday, 11 April 2008 at 5.00 p.m.*
- excess application and payment	:	Friday, 11 April 2008 at 5.00 p.m.*
Announcement of final acceptance and excess application results and basis of allocation of excess Offer Shares	:	Wednesday, 23 April 2008

* or such later date and time as the Boards of Directors of Resorts World and RW ., in their absolute discretion, may decide and announce not less than 2 market days before the original last date and time.

This announcement is dated 28 February 2008.

END